Filed by C.H. Robinson Worldwide, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: RXO, Inc.

Commission File No.: 001-41514

28-Oct-2026

C.H. Robinson Worldwide, Inc.

(CHRW)

Q3 2026 Earnings Call

CORPORATE PARTICIPANTS

Chuck: Ives

Senior Director-Investor Relations, C.H. Robinson Worldwide, Inc.

David P. Bozeman

President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.

Michael Castagnetto

President-North American Surface Transportation, C.H. Robinson Worldwide, Inc.

Arun Rajan

Chief Strategy & Innovation Officer, C.H. Robinson Worldwide, Inc.

Damon Lee

Chief Financial Officer, C.H. Robinson Worldwide, Inc.

OTHER PARTICIPANTS

Jeff Kauffman

Analyst, Citizens Bank

Thomas Wadewitz

Analyst, UBS Securities LLC

Stephanie Moore

Analyst, Jefferies LLC

Jonathan Chappell

Analyst, Evercore ISI

Chris Wetherbee

Analyst, Wells Fargo Securities LLC

Brandon R. Oglenski

Analyst, Barclays Capital, Inc.

J. Bruce Chan

Analyst, Stifel, Nicolaus & Co., Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Greetings, ladies and gentlemen, and welcome to the C.H. Robinson Third Quarter 2026 Conference Call. At this time, all participants are in a listen-only mode. Following the company’s prepared remarks, we will open the line for a live question-and-answer session. [Operator Instructions] As a reminder, this conference is being recorded, Wednesday, October 28, 2026. I would now like to turn the conference over to Chuck Ives, Senior Director of Investor Relations.

*****************************************************************

Chuck Ives

Senior Director-Investor Relations, C.H. Robinson Worldwide, Inc.

Thank you Donna and good morning everyone. On the call with me today are Dave Bozeman, our President and Chief Executive Officer, Michael Castagnetto, our President of North American Surface Transportation, Arun Rajan, our Chief Strategy and Innovation Officer, and Damon Lee, our Chief Financial Officer.

I’d like to remind you that our remarks today contain forward-looking statements. Slide 2 in today’s presentation list factors that could cause our actual results to differ from management’s expectations.

Our earnings presentation slides are supplemental to our earnings release and can be found in the Events & Presentations section of our website at investor.chrobinson.com. Today’s remarks also contain certain non-GAAP measures, and reconciliations of those measures to GAAP measures are included in the presentation.

With that, I’ll turn the call over to Dave.

David P. Bozeman

President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.

Thank you Chuck. Good morning everyone and thank you for joining us today.

Before we talk about another quarter of strong results delivered by the Robinson team, I want to take a moment to review what the team has accomplished over the past three years to revolutionize our business and why we can replicate that transformation with the acquisition of RXO. Three years ago, many doubted that a Lean operating model was applicable or could be adequately implemented to drive significant benefit in a logistics business. Some said it would be impossible to outgrow the market and expand margins at the same time.

As it turns out, we’ve consistently outgrown the market. We’ve expanded our gross margins and optimized our portfolio, and we’ve significantly increased the productivity and operating leverage of our business. We’ve achieved all of the things we said we would do building a strong say-do ratio. Let’s talk about how we delivered all of this and how this put us in a position to have a business model that can now be applied to inorganic solutions.

As always, it starts with the customer. We’ve strengthened our value proposition by improving the horizontal capabilities that support the verticals our customers operate in, we’ve invested in our customer-facing roles, and we’ve improved our go-to-market approach in order to emphasize the full breadth of our domestic and global services. As a result of providing better service and solutions to our customers, our NAST business has outgrown the market every quarter over the past three years, and we expect this consistent organic market share growth to continue for many years to come.

We’ve implemented disciplined revenue management practices that dictate the responsible nature in which we obtain market share at an appropriate gross margin. These practices have enabled us to be more selective in the volume that we seek and accept, and they’ve improved the speed and success of repricing our contractual portfolio when the market conditions require it. At the same time, we’ve improved our ability to capture spot market volume with enhanced price and cost discovery and with an AI agent that responds significantly faster to transactional quotes received via email. All of these initiatives have enabled us to expand our gross margins.

Last, but certainly not least…we’ve lowered our cost to serve and improved our operating leverage by removing waste and automating manual processes through Lean disciplines and custom-built AI agents. This has enabled us to decouple head count growth from volume growth. As a result, since the end of 2023, we’ve expanded our NAST operating margin by over 1,500 basis points and achieved our mid-cycle target of a 40% operating margin. And, we’ve done it despite facing headwinds from the overall market. Similarly, we’ve expanded the operating margin in our Global Forwarding business by over 2500 basis points and exceeded our mid-cycle target of a 30% operating margin by applying the same Lean AI strategy.

Three weeks ago, we announced our agreement to acquire RXO, and we continue to be very excited about the benefits of the planned acquisition for our customers and carriers, our employees and our shareholders. The same Lean operating model and AI technology that have been vitally important in the transformations of our NAST and Global Forwarding businesses are what will enable us to successfully integrate and transform the RXO business. These disciplines don’t disappear as we integrate a strong team and book of business with additional capabilities. Rather, we believe these disciplines are what will enable us to deliver different results than this industry’s past acquisitions.

Those disciplines will be emphasized by our skilled integration team that has proven integration experience and a transformation pedigree. That team is being led by our Vice President of the Robinson Operating Model, Jim Reutlinger, who was instrumental in several successful integrations at Danaher and in helping me stand up the Lean operating model at Robinson in January of 2024.

There are also a few other things that I want to re-emphasize related to our planned acquisition of RXO. It is not a substitute for our organic growth or an indicator that our organic growth is slowing. As I said earlier, we expect our organic outgrowth to continue…supported by the same initiatives that we’ve been executing on. We believe the inorganic growth from the RXO acquisition will accelerate our growth and profitability.

For example, in addition to our own knowledge of where we do and don’t compete with our RXO, our team of external advisors did a thorough analysis of potential customer overlap, focusing on the top 100 truckload brokerage customers of RXO. Even though this seems hard for some to believe, the data shows that the overlap is limited. We are a data driven company, and we rely on data to drive our decisions.

And finally, a thorough analysis of RXO’s legal docket was an important piece of the diligence that was completed. That analysis revealed that RXO’s legal docket is a neutral factor when compared to our own docket. And like us, RXO has a significant insurance power for contingent auto liability claims. Our insurance power is a differentiator versus many other brokers, and is one reason that we believe any inflation in our 2027 auto liability premium will be less than what other brokers will have to absorb and much less than the extreme scenarios that some have suggested.

We continue to manage our legal docket as we have for years, with most cases being either dismissed or settled for amounts below our deductible. We’re also progressing nicely through our 2027 insurance renewal process, and we believe this renewal will result in insurance inflation that is reasonable and manageable. As a reference, we’ve been absorbing approximately $30 million of annual wage inflation, and we’ve still delivered double-digit earnings growth in 2024 through 2026. Our insurance renewal process will be finalized by the end of December, and we will share an update on our 2027 insurance costs as soon as we can. Lastly, we continue to see examples of customers deciding to alter their sourcing strategy to shift volume to larger brokers with significant insurance coverage and strong carrier vetting processes.

Everything that I have just discussed is why we strongly believe that we can deliver the $300 million of net synergies from the acquisition of RXO, while continuing to drive organic outgrowth, that we’ll be able to manage the expected insurance inflation, and that we’ll continue to deliver significant value for our shareholders.

Now turning briefly to our third quarter results that Michael and Damon will discuss in more detail…I want to thank our people for continuing to provide exceptional service to our customers and carriers, embracing the Robinson operating model and executing with discipline…resulting in another quarter of double-digit year-over-year earnings growth.

Q3 was the 14th consecutive quarter in which the NAST team delivered year-over-year volume growth that outpaced the Cass Freight Shipment Index. They also continued to deploy our disciplined revenue management practices while the North American trucking market continued to reflect a period of significant supply-driven tightening. By successfully repricing a large portion of our contractual truckload portfolio and by capturing spot volumes at higher margins, the team achieved a 17% year-over-year increase in truckload AGP per load.

In NAST and Global Forwarding, the team continues to turn manual processes into agentic workflows that are increasingly automated, more connected, and easier to manage at scale. As a result, both businesses delivered a higher level of year-over-year productivity improvements than they achieved in the first half of 2026, and both businesses achieved their mid-cycle operating margin targets again.

Our ability to consistently deliver secular earnings growth over the last three years is a result of the disciplined execution of our Lean AI strategy. Lean AI is our unique approach that combines the principles of our Robinson operating model – rooted in Lean methodology – with the power of custom-built AI, and the expertise of our people, to maximize value, minimize waste, and drive better outcomes for customers and carriers.

We’re highly confident in our ability to continue executing on all of our strategic initiatives in any market environment. Our industry-leading cost-to-serve model is highly scalable, and we expect it to strengthen further as we harness AI’s capabilities to automate more of the quote- to-cash lifecycle of a load.

As the industry pacesetter for cutting-edge innovation and differentiated solutions, we will continue to use our domain expertise and Lean mindset to build technology that delivers on our customer promise and drives higher value for all our stakeholders.

I’ll turn it over to Michael now to provide more details on our NAST results.

Michael Castagnetto

President-North American Surface Transportation, C.H. Robinson Worldwide, Inc.

Thanks Dave, and good morning everyone.

In Q3, the NAST team continued to demonstrate our ability to consistently gain market share, to optimize our profit per load despite significantly higher spot rates, and to deliver higher levels of productivity as we incorporate agentic AI into our workflows.

As Dave mentioned, our total NAST volume outgrew the Cass Freight Shipment Index for the 14th consecutive quarter. Our total NAST volume grew 3.5% year-over-year compared to a 0.3% decline in the index. Our growth was balanced, with both truckload and LTL volume growing 3.5%, reflecting market share gains in both modes. Having industry-leading solutions in both truckload and LTL is a competitive advantage for Robinson. In our more than $3 billion LTL business, where we move more LTL freight than any other 3PL in North America, we delivered year-over-year volume growth for the 11th consecutive quarter, underscoring our sustained outperformance versus the broader LTL market. We’ll continue to drive the best solutions for our customers and move their freight in the most optimal way that fits their supply chain.

One of the keys to our consistent market share gains has been volume growth in key verticals that we’ve specifically targeted. During Q3, we continued to deliver truckload volume growth in the retail, healthcare and technology verticals, supported by our horizontal solutions such as drop trailer, cross-border and short haul capabilities.

We continue to win volume in both the contractual and transactional markets. As a result, the mix of our truckload volume remained at 70% contractual and 30% transactional, which was unchanged year-over-year and sequentially.

At the same time, stricter driver requirements, federal enforcement actions, and other carrier challenges continue to remove capacity from the market, creating an environment that is increasingly sensitive to disruptions and sudden changes in freight demand. It has also caused truckload spot market costs to increase significantly in 2026. Excluding fuel, DAT spot rates in the U.S. increased approximately 37% year-over-year in Q3. As a result, load-to-truck ratios and tender rejection rates remained elevated, which continued to create opportunities for transactional volumes at higher margins.

In Q3, our team continued to effectively capture the right transactional volume at a substantially higher AGP per shipment compared to last year. Combined with ongoing repricing of our contractual business to reflect the new market realities, we were able to achieve a 17% year-over-year increase in our truckload AGP per shipment.

Our revenue management disciplines, our improved price and cost discovery, and our strong customer relationships have enabled us to reprice our contractual portfolio much faster than we have historically. Our customers know they can trust the market and rate information we’re bringing to them, which has resulted in a historically high level of acceptance in our repricing campaigns.

Across NAST, we also continue to integrate agentic AI into our workflows, lowering our industry-leading cost-to-serve and elevating the customer experience by enabling faster, more reliable service. The increased automation of our workflows enabled us to continue delivering double-digit increases in NAST’s shipments per person per day, with a greater than 15% year-over-year increase in Q3 and a greater than 65% increase since the end of 2022, measured across the entirety of our NAST organization.

Looking ahead to Q4, market volumes are typically softer compared to seasonal peak in Q3, with the 10-year average of the Cass Freight Shipment Index, excluding the pandemic-impacted year of 2020, reflecting a 3.4% sequential volume decline in Q4. On a year-on-year basis, we expect our consistent outperformance versus the market index to continue. Truckload spot rates are expected to inflect higher during Q4, as capacity seasonally tightens during the holiday timeframe between Thanksgiving and New Years Day.

As we look forward, we will continue to deliver industry-leading solutions and flexibility to our customers and carriers. We’ll also continue to appropriately exercise our optionality on a monthly, weekly and daily basis to pivot toward volume or margins as market dynamics evolve, making disciplined, data-driven adjustments in order to optimize for the most effective combination that drives earnings growth and long-term value creation. Our people and their unmatched expertise, combined with our operating model, enable us to deliver exceptional service and drive sustained improvement.

With that, I’ll turn it over to Arun to provide an update on the advancement of our Lean AI strategy.

Arun Rajan

Chief Strategy & Innovation Officer, C.H. Robinson Worldwide, Inc.

Thanks Michael, and good morning everyone.

Today, at C.H. Robinson, we are faster and more disciplined in how we design, build, and scale technology across the company. We adapt faster to changing market conditions, with actionable data into the hands of our people faster, and respond faster to our customers and carriers, all while solving increasingly complex logistics challenges at scale.

Speed alone is not the only objective. What matters is creating sustainable value by reengineering how work gets done. That includes raising the level of service we provide to customers, improving the quality of work and experience for our employees, and delivering measurable and scalable outcomes in any market cycle.

Our approach of pairing AI with our proven Lean operating model continues to differentiate us. A key part of that differentiation is our builder culture and more than 450 in-house engineers and data scientists. They enable us to design fit-for-purpose technology and embed our agents directly into our proprietary systems and workflows.

They understand logistics, our business, and how work gets done at Robinson, enabling us to build for real world complexity rather than rely on generic solutions.

That same expertise also enables us to engineer workflows for efficiency, optimizing token usage and selecting the right large language model for each task based on effectiveness and cost. We don’t need the newest or most expensive model for every use case, and we are not dependent on any single provider. Our focus is on achieving the best business outcome at the best economics. As a result, while our token usage has increased over 40x versus two years ago, our annual token cost on a run-rate basis is still less than $2 million.

As we continue to integrate our custom-built AI agents into more workflows within the quote-to-cash lifecycle, the value of our Lean AI is showing up across the enterprise. This includes improved service and responsiveness to the customer and productivity gains of more than 65% in both NAST and Global Forwarding since the end of 2022. These outcomes reflect the combination of our custom-built technology and our proprietary data and context.

More than ever before, we’re now putting these advantages to work in our Global Forwarding business and leveraging the learnings from the same journey in NAST. One example is ocean quoting, where we are enabling faster responses for customers and less manual work for our teams. Our Lean operating model turns those advantages into repeatable execution. We simplify and standardize workflows, identify high-friction work, and prioritize opportunities based on measurable outcomes.

Our people are central to that continuous improvement. Their understanding of the work helps us identify where processes need to change and where technology can make a meaningful difference. We are not simply automating existing processes. We are applying logistics expertise and Lean problem-solving to improve the processes themselves. That discipline also provides the structure AI needs. Our agents have specific responsibilities, defined guardrails, and human oversight. We measure what works, learn from what does not work, and continuously improve. This is not technology operating separately from the business. It is embedded in how we run the business.

As we have said before, we remain in the early innings of our Lean AI transformation. We have automated only a fraction of the hundreds of processes across the quote-to-cash lifecycle, with substantial runway remaining across NAST and Global Forwarding. Our logistics expertise, proprietary data and context, custom-built technology, and Lean operating model work together to deliver measurable outcomes and create advantages that are difficult to replicate.

With that, I’ll turn the call over to Damon for a review of our third quarter results.

Damon Lee

Chief Financial Officer, C.H. Robinson Worldwide, Inc.

Thanks Arun, and good morning everyone.

Our Q3 results provide further evidence that our Lean AI strategy and our disciplined execution are driving secular earnings growth. We continue to make meaningful progress against our strategic priorities, including market share gains, gross profit optimization, and improved operating leverage.

Our Q3 total revenues and adjusted gross profit, or AGP, grew year-over-year by 29.5% and 14.5%, respectively. This was due to NAST’s continued outperformance vs the Cass index, higher pricing in NAST and Global Forwarding and further progress on optimizing our truckload gross profit.

On a monthly basis, our total company AGP per business day compared to the prior year was up 6% in July, up 14% in August and up 24% in September. On a sequential basis, AGP per business day declined in July before increasing in August and September, reflecting improving truckload profitability and stronger ocean rates.

Turning to expenses, Q3 personnel expenses were $360.3 million, including $3.6 million of restructuring charges related to workforce reductions. Excluding restructuring charges, our Q3 personnel expenses were $356.7 million, up $17M or 5.0%, primarily due to higher incentive compensation that is aligned with our strong financial performance. This increase was partially offset by our cost optimization efforts and productivity improvements.

Our average headcount was down 10.4% year-over-year in Q3 and was down 2% sequentially, illustrating how we continue to decouple headcount growth from volume growth while growing volume.

Due to our continued volume outgrowth in NAST, our strong 2026 earnings growth, and our pay-for-performance compensation plan, we now expect personnel expenses to be in the range of $1.36 to $1.37 billion. Sequentially, we continue to expect incentive compensation to be lower in Q4 than in Q3, in line with our sequential earnings profile.

Our Q3 SG&A expenses totaled $176.3 million, including $15.4 million of other charges that consisted primarily of $12.5 million of impairment charges associated with continuing to optimize our real estate footprint. Excluding these charges, SG&A expenses of $161.0 million increased $25.1 million year over year, primarily due to higher claims expenses. While our claims expenses are typically linear throughout our year, periodically some quarters are higher than others as demonstrated in Q3. However, even with the higher than usual claims expenses in Q3, our year-to-date insurance and claims expense remains at less than 50 basis points of our total revenues.

Based on our expenses to date and our expectations for Q4, we now expect our total SG&A expenses to be in the range of $585 to $590 million, compared to our prior range of $540 to $580 million. This includes an expectation that depreciation and amortization expense will still be toward the lower end of our previously stated range of $95 to $105 million for the year.

As Dave mentioned, we hit our mid-cycle operating margin targets again in Q3. By segment, NAST delivered an operating margin, excluding restructuring costs, of 40.3%, an increase of 110 basis points year over year. Global Forwarding delivered an operating margin of 36.6%, an increase of 660 basis points year over year. This reflects the continued impact of our Robinson operating model and Lean AI strategy, which creates greater operating leverage across the enterprise.

Based on our performance through the first nine months of the year, we remain confident in our ability to deliver full-year operating income within our target range that is shown on slide 17 of our earnings presentation. The bottom end of our target range remains equivalent to at least $6 of diluted EPS, but we are not guiding toward any part of the target range. The range itself is unchanged from the target we raised in October 2025, despite year-to-date market volume growth that has been negative on a year-over-year basis. We’ve been able to offset that headwind and absorb other cost increases by consistently overdelivering on our strategic initiatives aimed at growing market share, optimizing gross profit, improving productivity, and expanding operating leverage.

Moving below operating income, our effective tax rate for the quarter was 20.6%, and we are maintaining our tax rate guidance of 18 to 20% for the full year.

Turning to cash flow and our balance sheet. We generated $124.1 million of cash from operations in Q3. However, net operating working capital remains elevated as higher freight rates continued to drive an increase in receivables and negatively impacted cash flow. Our capital expenditures were $17.5 million in Q3, and we continue to expect full-year capital expenditures to be in the range of $65 million to $75 million.

We ended Q3 with approximately $747 million of liquidity. While our capital allocation strategy remains grounded in maintaining an investment-grade credit profile, our balance sheet enabled us to return $289.1 million of cash to shareholders in Q3, including $214.3 million of share repurchases and $74.8 million of dividends. This represents an increase of approximately 52% compared to the third quarter of last year.

Our net debt-to-EBITDA ratio at the end of Q3 was 1.71 times, up slightly from 1.64 times at the end of Q2. As a reminder, following the announcement of the RXO acquisition, we expect our leverage ratio to increase upon closing. Consistent with our commitment to maintain investment-grade credit ratings, we have now paused share repurchases and remain committed to deleveraging and returning to our target leverage range by the end of 2028.

Our strong conviction in the strategic and financial merits of the RXO acquisition has not wavered. RXO’s portfolio of customers and capabilities will add to our growth strategy, and we remain confident in our ability to execute the integration and achieve our synergy targets.

We have strong conviction in the strategy we are executing and in the intrinsic value of the business. Significant transformational runway remains across the enterprise, and we believe our Lean operating model, our technology, and our expertise position us well to create value through both organic initiatives and future inorganic additions.

With that, I’ll turn the call back to Dave for his final comments.

David P. Bozeman

President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.

Thanks Damon.

As you’ve heard in our prepared remarks today, we’ve continued to deliver higher highs and higher lows from the disciplined execution of our strategy, and we continue to strengthen our say-do ratio. I’m proud of the progress we’ve made to transform C.H. Robinson into the global leader in Lean AI supply chains, and I want to thank our people for embracing the culture shift that has fundamentally changed this company. With our Lean operating model, our commitment to continuous improvement and our AI innovations at the core of our transformation, I continue to be even more excited about what we have the opportunity to deliver in the coming years…through both our organic growth and through the addition of RXO.

When I joined this company a little over 3 years ago, I told the C.H. Robinson employees that we needed to provide such exceptional service and value to our customers and carriers that they would view us as THE trusted parter that they choose to do business with. We’ve made significant strides in delivering on that mantra, and we believe the addition of RXO will only magnify our value proposition.

The strength of our strategies, our technology, our people and our operating model disciplines are differentiating and sustainable. We will continue to lead with purpose and move with urgency to disrupt ourselves and the industry, and to deliver customer success through our unmatched expertise, our unrivaled scale and our tailored solutions. And we expect to drive sustainable outperformance, profitable growth and long-term value for all of our stakeholders.

That concludes our prepared remarks. I’ll turn it back to the operator now for the Q&A portion of the call.

C.H. Robinson Worldwide, Inc. (CHRW) Q3 2026 Earnings Call	Corrected Transcript 28-Oct-2026

QUESTION AND ANSWER SECTION

Operator: Thank you. The floor is now open for questions. [Operator Instructions] Today’s first question is coming from Jeff Kauffman of Citizens Bank. Please go ahead.

Jeff Kauffman Analyst, Citizens Bank	Q

Thank you very much, and congratulations for maintaining momentum in such a tough market. I just want to dig down a little bit into other SG&A. Obviously, expenses can be lumpy and that’s what happened with claims. And you also had the real estate impairment that came through the quarter. So I guess my question is, I know you’ve raised the SG&A range and your view is let’s just run these through operations, but in theory, was this kind of an odd lumpiness of expenses this quarter and do we go back to more of a run rate like we were seeing in the quarters prior, or is there a quarter where you probably have lower than expected versus the run rate, because claims should average this, and we were very, very lumpy in 3Q?

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Thanks, Jeff, for the question. Good morning. Look, first of all, before I get into SG&A expenses, let me just say, very proud about the performance the team delivered in Q3. As you mentioned, 14 consecutive quarters of outperformance versus the market for our NAST business. Three years ago, I don’t think anybody would have thought that was possible for the team. Another quarter of exceeding expectations and another quarter of exceeding mid-cycle margin targets for both businesses. So we feel really good about the performance of the team in the quarter.

Specific to SG&A, I think you’re on some right themes there, Jeff, which is SG&A by quarter is non-linear, right? I mean, I think we certainly focus on the full year. And to your point, there’s quarters that are below run rate and there’s quarters that are above run rate. And we certainly view Q3 as a quarter that was above run rate. But if you look at our revised SG&A guidance, you will see that we’ve got Q4 SG&A coming down versus Q3 levels, right? So we certainly don’t view Q3 as a new run rate for SG&A expenses.

And I’d also say I don’t view anything unusual. I think as all of you know, we have multiple types of claims that go into claim expenses. You have cargo claims, you have various types of customer settlements, you have auto liability claims, you have auto liability settlements, and all those things just by their nature are non-linear and you just saw a higher accumulation of those in Q3. But as I said before, we certainly have the expense level for SG&A coming down in Q4 and we don’t see Q3 setting any type of new run rate for the company.

Jeff Kauffman Analyst, Citizens Bank	Q

[indiscernible] (00:34:15)

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Hey, Jeff, I want to put a period on what Damon said, and I like the way you framed the question. Again, I couldn’t be more proud of this team. In a really, really tough kind of macro backdrop, they continue to be consistent and deliver. And that is our say-do ratio, that is the system and model that we built, and we continue to drive through at Robinson. So I like that framing. Love Damon’s answer, but appreciate the question.

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C.H. Robinson Worldwide, Inc. (CHRW) Q3 2026 Earnings Call	Corrected Transcript 28-Oct-2026

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah, Jeff, I’ll just put a final bow on my answer as it relates to SG&A, and we speak about this a lot. We typically refer to total insurance and total claims expenses being targeted at 50 bps of total gross revenue. And certainly, year-to-date, we are below that 50 bps of total gross revenue, even with the higher Q3 level, right? And so we typically look at these type of expenses, as I mentioned, on a longer trajectory than certainly one quarter, and we’re still well within that guidance that we’ve given on where total claims and total insurance expense lies.

Thanks for the question.

Jeff Kauffman Analyst, Citizens Bank	Q

Yeah. Thank you.

Operator: Thank you. The next question is coming from Tom Wadewitz of UBS. Please go ahead.

Thomas Wadewitz Analyst, UBS Securities LLC	Q

Yeah. Good morning, and nice to see the good results. And I think in truckload volume, picking up a bit. That’s a good thing, too, the 3.5% growth. So I guess, Dave, I wanted to ask you about, I don’t know if this is like for you or for Jim Reutlinger or Michael Castagnetto, but if you could – appreciate your comments on RXO and kind of the 100 customer overlap analysis. I just wonder if you could give a little more thoughts on how you plan the integration with RXO to avoid, maybe not an overlap issue, but what if your approach – what if you reject more loads because they’re not as profitable than RXO and the customer doesn’t like that, or they really like the customer rep, or just things like that that could be friction points that could cause some attrition, not necessarily because of overlap. So what would your approach be on the integration really to avoid some of the more negative experiences that have happened with prior brokerage deals?

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Yeah, Tom, thanks for the question. First of all, couldn’t be more excited about this deal. I think you know that. Look, we’ve assembled a team that is experienced and ready for this deal. We have playbooks that are detailed, ready to execute. And all of what you’re talking about are things that you have to execute on integration, and we feel really good about setting up for execution.

This is a really good company, incredible top line that’s going to come into a company that has built the best, lowest cost to serve model in the industry, and we have the details to do that. But Michael can go in further on the customer overlap that you talk about because this is front and center for us.

Michael Castagnetto President-North American Surface Transportation, C.H. Robinson Worldwide, Inc.	A

Yeah, Tom, first of all, thanks for the question. And we did cover in some of our previous remarks how we feel strong about the overlap number being very manageable for us in terms of the process. In terms of some of the more direct engagement post close, first of all, I’d say we’re going to operate from a work backwards from the

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C.H. Robinson Worldwide, Inc. (CHRW) Q3 2026 Earnings Call	Corrected Transcript 28-Oct-2026

customer mentality and make sure that they get the best experience possible of the two companies coming together. And that means we’ll be incredibly no ego about this, and make sure that the right people are talking to the customer to maximize growth for the customer, maximize the service we bring to them.

Your second part is actually something I’m really excited about in terms of profitability, maybe something they have that’s different that we have at different levels of profitability. Dave really covered it, which is we’ve got this incredible top line growth company that we’ve – we are acquiring. We feel really good about that. But combining them with our industry-leading cost to serve, our industry-leading pricing and costing engines, our ability to put our data combined with their data in front of our people, our combined teams, really makes me excited about what that profitability can be. And I think a lot of business that others would struggle to execute, we’re going to be really in prime position to go grow and execute at a highly profitable level.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah, Tom, I would only add one last thing, which is when you mentioned would we be inclined to decline volume because it’s at less profitability than currently Robinson’s levels. Remember, one of the things we’re excited about this acquisition is RXO’s book of business is very healthy, right? Their gross margins are actually, what we consider, very healthy. And so therefore from a quoting perspective, I don’t think you have much of a fall off between RXO and C.H. Robinson in the marketplace, right? Where they are challenged on profitability is cost to serve, where certainly we have industry-leading capabilities.

So to your point, I don’t see a possibility of us walking away from new business because of profitability, because as I just mentioned their AGP margins are quite healthy.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

And keep in mind, Tom, and great questions, you can see we’re pretty passionate about it. You have two of the companies that are the strongest when it comes to customer interaction, customer retention, customer execution. These two are the strongest in the industry and now they’re going to be coming together. So couldn’t be more excited about that, and I hope you will be as well. Thanks.

Thomas Wadewitz Analyst, UBS Securities LLC	Q

Yeah. That’s a great answer. I appreciate it. I just wondered if there’s a room for like a clarification on one comment you made, Dave. You said the $30 million kind of inflation on comp and benefits you absorb each year. Are you trying to imply like should we assume that the increase in insurance would be less than that $30 million or of that magnitude? It seemed like you might be implying that with the way you presented that comment, but I just – I don’t want to read it the wrong way.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah. I mean, Tom, look, we provide that as an example of a magnitude, just so you guys can get your head around the headwinds that we absorb every day and never talk about, right? And so when we talked about the $30 million on labor inflation, right, we’ve never referenced that number before. That’s a number we absorb year in and year out. It compounds year in and year out, and we still deliver demonstrable earnings growth even with that inflation.

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C.H. Robinson Worldwide, Inc. (CHRW) Q3 2026 Earnings Call	Corrected Transcript 28-Oct-2026

So we’ve given that example just to show the community, the external community here, how we’re built, right, how we’re built to offset headwinds, how we’re built to absorb inflation and still deliver demonstrable results. So we thought that was a pertinent example to give just to give you some context around how insurance on – or inflation on insurance is not going to be something that derails our earnings trajectory going forward.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

I mean, yeah, listen.

Thomas Wadewitz Analyst, UBS Securities LLC	Q

Okay.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Yeah, it’s good stuff. Thanks.

Thomas Wadewitz Analyst, UBS Securities LLC	Q

Okay. Thanks for the time. I appreciate it.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Thank you.

Operator: Thank you. The next question is coming from Stephanie Moore of Jefferies. Please go ahead.

Stephanie Moore Analyst, Jefferies LLC	Q

Great. Thank you. Actually, I think I’ll jump off of Tom’s last question here and maybe try to dig in for a little bit of a finer point here. So two-part question, but same topic. So first, maybe just remind us when we should expect to hear any update on incremental insurance, and it’s like insurance costs for 2027? So when we should kind of see that come through and you’ll be able to speak to the headwinds there?

And then second part of the question, I think maybe just talk a little bit about how you think you could manage these inflationary pressures? So I appreciate that you just gave that $30 million example. You’re very confident that you’ve been able to, but you’ve already done a lot of work behind the scenes and you’ve made a lot of headway to, obviously, reduce your cost to serve. So what’s the next leg to the story here that gives you the confidence that in probably an accelerating inflationary environment you can still be that successful in offsetting those costs? Thank you.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Thank you for the question, Stephanie. So on the timing of insurance updated information or clarity, certainly, the definitive date is sometime in mid to late December. I mean, that is typically when we get finality on what [ph] next

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C.H. Robinson Worldwide, Inc. (CHRW) Q3 2026 Earnings Call	Corrected Transcript 28-Oct-2026

(00:42:54) insurance policies will look like. And as you know, we are trying very hard this year to finalize those negotiations sooner, right? And we won’t wait to provide guidance once we have it, right?

And so once we have insight onto insurance inflation going into 2027, we will not wait for the next earnings call to provide that information, right? That’s information that we’d more likely file a K and provide that information as soon as it’s available. But as we said last call and is the reality of what we’re going through today is those negotiations are still pending. They’re still in progress. And what I would say, though, is we still feel very good about those proceedings, right? We’ve said multiple times that we feel like the outcome of our insurance negotiations will be close to industry-leading, if not industry-leading. And we certainly don’t feel like the inflation on those costs will be anything that will derail earnings going forward.

Again, just to remind everybody, automobile liability insurance is only 25 bps of total gross revenue for us. And so therefore, it’s a de minimis cost today. With inflation tomorrow, it’ll be a de minimis cost tomorrow. So that’s what I’d say.

Now, how do we offset inflation? It’s a great question. This is at core of our Lean operating model and our Lean AI strategy. Certainly, our whole organization is working on a pipeline of initiatives every single day. And that pipeline of initiatives far exceeds what we need to deliver any given month, any given quarter, any given year, right? And so we have the ability to pull initiatives to the left when we need to or when we’re capable of doing so, right? And so therefore, I think that’s what differentiates us versus so many companies, is our ability to react to the conditions that we’re seeing today and be able to improve our performance based on those funnels of initiatives that we’re working on.

And so I would just say that is really our funnel management and just the forward thinking, the forward planning that we do as a company allows us to plan past things like inflation on labor and inflation on insurance.

Arun Rajan Chief Strategy & Innovation Officer, C.H. Robinson Worldwide, Inc.	A

And Stephanie, I’ll just add that our roadmap of opportunities, to Damon’s point, with Lean AI and sort of what the tools deliver or the new tools as they roll out, and the way we’re able to leverage it, both on Global Forwarding, you’ve seen us make some announcements. We still have a lot of room to scale up opportunities that we’ve already got. We started to roll out. And then we’ve rolled out, we’ve talked about this before, there’s still plenty of opportunity in the quote-to-cash lifecycle across all of our businesses as we go deeper. We deployed a lot of agents to automate various tasks, but the ability to stitch together those agents and automate entire workflows, there’s still plenty of opportunity to – and grass to cut.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah. And I would just end that Stephanie was saying, look, it wouldn’t be a Robinson call if we didn’t talk about the early innings of our transformation. Very early innings of the Lean transformation. I think we’ve gone at length on what that means and why we feel that way. And then as Arun just walked through, I mean, certainly, early innings in our tech deployment as well. And I think we’ve only touched a fraction of the processes that we can touch within Robinson. But I’d also say that even processes that we’ve already touched, we’re going back and touching them multiple times. We’re making them better as the technology evolves, as our understanding of processes evolves right? And so when we say we’re in the early innings of this transformation, that is why we have such a robust pipeline of opportunities going forward. Thank you for the question.

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C.H. Robinson Worldwide, Inc. (CHRW) Q3 2026 Earnings Call	Corrected Transcript 28-Oct-2026

Stephanie Moore Analyst, Jefferies LLC	Q

Thank you, guys.

Operator: Thank you. The next question is coming from Jonathan Chappell of Evercore ISI. Please go ahead.

Jonathan Chappell Analyst, Evercore ISI	Q

Thank you. Good morning. I kind of wanted to reframe the opportunity for Global Forwarding, now that you’ve run out some of your initiatives there. Let’s go back to the Investor Day and the anticipation for Global Forwarding that underwrote your 2026 estimates. You weren’t expecting much at all. You’re saying go back to kind of late 2023. And clearly, that business has done well on its own without you implementing a lot of the Lean AI principles that you’ve done at NAST.

So now that you’re kicking that off, but understanding you’re coming from a much higher starting point on Global Forwarding than what you were underwriting to begin with, what’s the potential there? Whether that’s mid-cycle margins, whether it’s outsized market growth? How do we measure the medium term for Global Forwarding today versus two years ago at Investor Day?

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Yeah. Thanks a lot, Jon. Couple things I want to clarify on Global Forwarding. When we started our journey and our transformation, I would this. As we kicked off our operating model, we put that business under that operating model here for the last two and a half, three years. And we like the progression that we’ve seen on the self-help of that business and the health of that business. And I agree with you on the acknowledgment of how it’s kind of gone up and to the right. But as Damon said, we’re just getting started on that.

And as we signaled earlier or later last year and the beginning of this year, is that we will continue to now roll out, in a purposeful manner, our technology stack into Global Forwarding, similar as we did to NAST. So kind of a two-part approach. And we’re starting to see the benefits of that as well. But make no mistake, the Lean operating model really has begun, has transformed that business and there’s more to come on that that Arun just alluded to, but we can go a little bit further and deeper on that.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah. Jon, I’ll just add to what Dave said. I mean, certainly, we’re in a different position in Global Forwarding than we are in our NAST business, right? I mean, certainly, the NAST business is starting at the top, and of course, we’ve improved that gap between us and everyone else. But Global Forwarding isn’t, right? I mean, Global Forwarding is a much smaller competitor in the forwarding space. And so therefore, there’s tremendous opportunity on all levels, right, on margin enhancement, on revenue growth. And I would say the same playbook we’ve run on NAST is the exact same playbook we’re running on Global Forwarding.

So specific to your question, we believe there’s demonstrable revenue growth opportunities in Global Forwarding. We think there’s demonstrable revenue management opportunities in Global Forwarding to improve their price and cost of purchase transportation. And then we think there’s always continued opportunities on driving productivity to improve their cost to serve model. And if you look at our press release, right, and things I’ve said and Dave said historically is, right, we do believe we will have the best tech stack in forwarding, right? And that’ll be the best tech stack and not being the number one player in the industry.

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C.H. Robinson Worldwide, Inc. (CHRW) Q3 2026 Earnings Call	Corrected Transcript 28-Oct-2026

So I think to your point, I think there’s a lot of opportunity to continue to expand the performance of Global Forwarding just because of, A, everything we’ve said. They’re getting the same playbook that NAST has been so successful on, but where we’re starting in the industry is a much different starting point than where NAST is.

Arun Rajan Chief Strategy & Innovation Officer, C.H. Robinson Worldwide, Inc.	A

Yeah. So to just sort of like amplify what Damon just said, our agentic AI platform that powers all the NAST productivity that you’ve seen us deliver and all of our machine learning models that power our price discovery and cost discovery, basically our algorithmic pricing and costing in NAST, we’re deploying all that into Global Forwarding, right?

And so to Damon’s point around our confidence in building and deploying the best technology stack in the industry, we feel very confident about that. We’ve got the playbook. We’ve deployed it in NAST. You see the results. And we’re in the early innings of deploying the same capabilities, both on productivity and gross margin, i.e., revenue management in Global Forwarding.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah. And one final comment, Jon, on mid-cycle margin targets, right? We don’t envision changing that target for either NAST or Global Forwarding, right? We believe those targets are solid targets. We believe they’re anchored in our strategy, and we want to use that optionality around those targets to drive even more demonstrable benefits for the enterprise.

So I don’t necessarily see a future where we give revised mid-cycle targets. We believe those are appropriate targets for both businesses, as they said. But what we have committed to is making sure that the optionality above those targets drives optimal earnings for the company. Thanks for the question.

Jonathan Chappell Analyst, Evercore ISI	Q

Thanks.

Operator: Thank you. The next question is coming from Chris Wetherbee of Wells Fargo. Please go ahead.

Chris Wetherbee Analyst, Wells Fargo Securities LLC	Q

Yeah. Hey, thanks. Good morning, guys. Maybe wanted to come back to the RXO acquisition. I think the market is looking at this and is expressing some concern about revenue attrition as you put these two companies together. And Dave, I thought it was helpful, some of the comments early in the call about the 100 customer analysis that you guys have done and your comfort with that overlap. I don’t know if there’s any way you can unpack or expand on that, but give us a little bit more comfort, give investors a little bit of an idea of like how you see, whether it be by service or by vertical, where there is that overlap, and just maybe put a little bit of a finer point around it, if possible. I think that would be very helpful.

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C.H. Robinson Worldwide, Inc. (CHRW) Q3 2026 Earnings Call	Corrected Transcript 28-Oct-2026

Michael Castagnetto President-North American Surface Transportation, C.H. Robinson Worldwide, Inc.	A

Hey, Chris, this is Michael. I’ll try and expand on this a little bit. So first of all, I think Dave did cover it really well around the top 100. And we’ve said even in our external statements, post the announcement, right? There’s a couple places where we are really strong in the industry. LTL is an example. A couple places they’re super strong in the industry, last mile, expedite, where we don’t cross over really at all. And so there’s a lot of opportunities, we think, from a synergy perspective there.

When you take some areas that there’s large parts of the for-hire market where we don’t – we have zero crossover. In places where we do have some crossover, we’ve heard from customers that they’re excited about this because there’s opportunities that even within customers, we don’t do the same thing. And so we feel really good that while we’re not naive of that there will be some attrition, but we’ve built that into the synergies number that we’ve shared externally. We feel really good about the future growth opportunities of the two entities coming together. And when you start to combine our capabilities, that’s the part where we feel really good about our opportunities.

When we think about how we go to market, one of the maybe unknowns is that when we go to market and compete for business, we’re not competing just with other brokers. We are competing with assets. We’re competing in supply chain solution modeling. We’re really going after how do we provide the best solutions to customers. And in that case, when you combine our two capabilities of what we offer, I think it’s going to be a very, very strong value proposition for customers.

And so from that aspect, I’d say we feel really good about the net end game of where this plays out.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

And Chris, listen, I feel – I felt really good when customers have reached out, as Mike said, and felt good about doing business with us going forward. I mean, again, remember, last mile, expedite, these are not things that Robinson was exactly strong in or even did. And so that’s why we feel really good. We always said, now you have two companies that you take the steamship and go to the front door. And so it’s a lot of different customers for us. And that’s why we’re so excited about this, and you’ll see that, and we just can’t wait to really get started on doing this.

Chris Wetherbee Analyst, Wells Fargo Securities LLC	Q

Okay, great. Appreciate the perspective. Thank you.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Yeah. Thank you.

Operator: Thank you. The next question is coming from Brandon Oglenski of Barclays. Please go ahead.

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C.H. Robinson Worldwide, Inc. (CHRW) Q3 2026 Earnings Call	Corrected Transcript 28-Oct-2026

Brandon R. Oglenski Analyst, Barclays Capital, Inc.	Q

Hey, good morning, and thanks for taking the question. So maybe I’ll continue with the third question on RXO here. But if we look at their recent acquisition of Coyote, it was kind of hard to see the synergies drop into the bottom line for them. And I know Damon talked about maybe the cost headwinds at RXO today or excess costs in the business. So when we think about key relationships with key employees and customers, how do you really address the potential for attrition in the employee side of RXO, especially the key folks there? Thank you.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Well, I think a couple of us would jump on this question, Brandon, I want to start and be really, really clear to everyone in hearing this. And hopefully, guys, a number of you have been with us here during this transformation in the last three and a half years. The operating model that Robinson has developed and has executed, we have basically transformed this company through a disciplined, measured approach. It’s a say-do ratio that we always put up with our receipts on being consistent. Super, super important. But it’s something that we operate this company with discipline. That will be no different than we go in and do the integration within RXO, which is why it’s so exciting. Damon hinted to it, really good, healthy book of business on the gross profit line.

Where our strength is, is operating. And I don’t know that there’s a debate with that. And our operating model will allow us to bring this company in with confidence and drive that. That’s a bit different. We can’t speak to every deal out there in the industry. What we can speak to is how we execute, and I think we execute pretty consistently. And that’s what we will do with this deal as well. But, Mike, why don’t you double in on some of the attrition?

Michael Castagnetto President-North American Surface Transportation, C.H. Robinson Worldwide, Inc.	A

Well, I think what I’d start with is, is looking back on what we accomplished inside our NAST business. And our ability to get our cost to serve where it’s been, has been driven through process improvement, our Lean AI capability, combined with our operating model. It has also been focused on how do we get the best information and data into our relationship and revenue-driving job families so that we can go grow our business.

And so when I think of potential attrition, what I would say to the folks on that team is I would be super excited about the opportunity to have the combined data stack, the information and capabilities that we have, and put those into the revenue and relationship management job families that RXO has. We have not prioritized cost cuts in those job families here at Robinson. We have improved our operating processes.

And I think – and we said this and it showed in our Q3 results in terms of our repricing, we were able to put better information into our people’s hands and we were able to reprice our contractual book faster than any time in our history. And that comes from the operating model and putting our capabilities into our revenue and relationship managing job families as fast as possible.

And so if I was on – in those job families at RXO, I would be super excited about the combined capabilities of our entities and how quickly we’re going to get information and opportunities for growth into their hands in the future.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah. Brandon, I would only add is, just remember, on our productivity journey here, where we’ve generated over 65% productivity since the end of 2022, that has been significantly over-indexed operational roles, right, not customer-facing roles, right? We have retained, we’ve promoted, we’ve enhanced our customer-facing talent. In

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C.H. Robinson Worldwide, Inc. (CHRW) Q3 2026 Earnings Call	Corrected Transcript 28-Oct-2026

many areas, we’ve added, not reduced, resourcing and head count in those areas. And as Michael said, we’ve used our technology to enhance those relationships between our customer-facing teams and their relative customer, right?

And so as I – as we said over and over again, you guys will get tired of hearing this, right, we are going to run the same playbook with our RXO, right? And so if you run the same playbook on RXO, right, you’re going to keep a lot of those relationships. You’re going to keep a lot of that talent, right? You’re going to keep those customer relationships, right? And the productivity is going to be driven in the back office and the operations, right?

And so, again, anytime I think you guys think about what’s going to be different versus what’s not, just look at the playbook we’ve run on Robinson. We’re going to run the same playbook on RXO.

Arun Rajan Chief Strategy & Innovation Officer, C.H. Robinson Worldwide, Inc.	A

And just to kind of underscore that. All the technology we’ve invested in, to Michael and Damon’s point, this ability to send targeted signals to the desk such that they can action changes in the market. We’ve invested in this for many years, and the platform is there to be applied to RXO as well.

Brandon R. Oglenski Analyst, Barclays Capital, Inc.	Q

Thanks for the detailed response.

David P. Bozeman President, Chief Executive Officer & Director, C.H. Robinson Worldwide, Inc.	A

Yeah. Thank you, Brandon.

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Thank you.

Operator: Thank you. We’re showing time for one final question. Today’s final question is coming from Bruce Chan of Stifel. Please go ahead.

J. Bruce Chan Analyst, Stifel, Nicolaus & Co., Inc.	Q

Hey, good morning, gents. Appreciate all the great color so far. Maybe one on freight forwarding. You gave a lot of good detail on the internal opportunities. It’s obviously been a big beneficiary on the rate side from global disruption. But as you think about demand, maybe you can give us a sense for what you’re seeing in terms of strength by end market? And then maybe as part of that, how much of a benefit are you seeing from a data center build-out to air freight right now and how are you thinking about that as an opportunity?

Damon Lee Chief Financial Officer, C.H. Robinson Worldwide, Inc.	A

Yeah. Thanks for the question, Bruce. Certainly, part of our vertical strategy is focused on those areas of the market that are outgrowing the overall market, right? So you mentioned certain areas of technology and data centers, and certainly, that is a focused area of growth for us.

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C.H. Robinson Worldwide, Inc. (CHRW) Q3 2026 Earnings Call	Corrected Transcript 28-Oct-2026

In aggregate, what I would say about forwarding is very similar to what we’ve said about the overall freight market, which is, certainly, we are seeing signs of life. There are pockets of life in the freight market. So certainly, in technology, certain areas of manufacturing, you are seeing growth. I think you’re starting to see that show up in the Cass Index as an overall representation of the NAST market. And I’d say there’s a correlation to Global Forwarding as well.

But what I would say is, consistent to what we’ve said, which is we’re optimistic that there are signs of growth, but the contributors to the overall freight market growth are still somewhat tepid, right? I mean, housing is certainly a tepid market. I’d say overall manufacturing is still a tepid market and there are certainly large areas of retail that is still tepid. And so until you see significant participation from those industries, it’s going to be hard to have meaningful absolute growth in the overall freight market.

So we’re cautiously optimistic. And now finally, Cass, at least on a month-to-month sequential basis, is showing some of that optimism, even though the quarter was still slightly negative. You saw some of that exit rate on August and September. I would say that that theme does hold for global freight markets as well.

So cautiously optimistic, but we have not seen what I would consider demonstrable catalysts yet to say that we’re going to see sustained absolute growth in the overall freight markets. Thanks for the question.

Operator: Thank you. I would like to turn the floor back over to Mr. Chuck Ives for closing comments.

Chuck Ives

Senior Director-Investor Relations, C.H. Robinson Worldwide, Inc.

Yeah. Thank you, everyone, for joining us this morning for the call. We look forward to talking to many of you throughout the quarter, and have a great day.

Operator: Ladies and gentlemen, thank you for your participation. This concludes today’s event. You may disconnect your lines or log off the webcast at this time, and enjoy the rest of your day.

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C.H. Robinson Worldwide, Inc. (CHRW) Q3 2026 Earnings Call	Corrected Transcript 28-Oct-2026

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Statements that are not historical facts, including statements about beliefs, expectations, targets or goals, the expected timing of the closing of the proposed transaction, the anticipated benefits of the proposed transaction, including synergies, and expected future financial position, total addressable market and results of operations, are forward-looking statements. These statements are based on plans, estimates, expectations and/or goals at the time the statements are made, and readers should not place undue reliance on them. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. C.H. Robinson’s and RXO’s results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that the conditions to the closing of the proposed transaction are not satisfied, including the risk that required approvals of the transaction from the stockholders of RXO or from regulators are not obtained; litigation or regulatory action relating to the transaction; the risk that the proposed transaction may not be completed on the anticipated terms, in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; risks that the proposed transaction disrupts the current plans or operations of C.H. Robinson or RXO; the effect of the announcement of the proposed transaction on the ability of C.H. Robinson or RXO to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; the risk that C.H. Robinson is unable to obtain the anticipated debt financing in connection with the proposed transaction on the anticipated timing or terms, or at all; potential adverse effects on the market price of RXO’s and/or C.H. Robinson’s common stock, credit ratings, or operating results; fluctuations in the market value of the merger consideration, which may vary from its value as of the date of the merger agreement or the date of this communication, as a result of changes in the market price of C.H. Robinson common stock; potential adverse reactions or changes to relationships with employees, customers, suppliers, distributors and other business partners resulting from the announcement, pendency or completion of the proposed transaction; restrictions during the pendency of the proposed transaction on RXO’s ability to pursue certain business opportunities or strategic transactions; the potential acquisition being more expensive to complete than anticipated, including as a result of unexpected factors or events, significant transaction costs or unknown liabilities; the combined company’s ability to achieve the synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses or realizing the anticipated benefits of the proposed transaction; competitive factors, including but not limited to pricing pressures, industry consolidation, entry of new competitors into the industries in which C.H. Robinson and RXO operate, as well as new product and marketing initiatives by C.H. Robinson’s and RXO’s competitors; risks associated with cyber-attacks, information security and data privacy; diversion of management’s time and attention from C.H. Robinson’s and RXO’s ongoing business operations due to the proposed transaction; disruptions resulting from key management changes; unknown liabilities and uncertainties regarding general economic, market sector, competitive, legal, regulatory, tax and geopolitical conditions; and legislative, regulatory, economic, competitive or technological developments. Other factors that might cause such a difference include those discussed in C.H. Robinson’s and RXO’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the registration statement on Form S-4 (including the proxy statement/prospectus) to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in C.H. Robinson’s and RXO’s Annual Reports on Form 10-K and in other filings. Forward-looking statements should not be relied on as predictions of future events, and these statements are not guarantees of performance or results. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by applicable law, C.H. Robinson and RXO undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, C.H. Robinson intends to file with the SEC a registration statement on Form S-4 that will include a preliminary proxy statement of RXO that also constitutes a preliminary prospectus of C.H. Robinson. C.H. Robinson and RXO also each plan to file other relevant documents with the SEC regarding the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of RXO. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document that C.H. Robinson or RXO may file with the SEC in connection with the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about C.H. Robinson and RXO, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by C.H. Robinson will be available free of charge on C.H. Robinson’s website at investor.chrobinson.com. Copies of the documents filed with the SEC by RXO will be available free of charge on RXO’s website at investors.rxo.com.

Participants in the Solicitation

C.H. Robinson, RXO and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RXO’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of C.H. Robinson, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) C.H. Robinson’s proxy statement for its 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Compensation of Directors,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Security Ownership of Certain Beneficial Owners and Management,” and “Related Party Transactions,” (ii) C.H. Robinson’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1, and (iii)  Item 5.02 of C.H. Robinson’s Current Report on Form 8-K filed with the SEC on June 2, 2026. Information about the directors and executive officers of RXO, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i)  RXO’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Director Compensation,” “Certain Relationships and Related Party Transactions,” “Security Ownership of Certain Beneficial Owners and Management,” and “Compensation Discussion and Analysis,” and (ii)  RXO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 9, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1. To the extent holdings of RXO’s securities by its directors or executive officers have changed since the applicable “as of” date described in its 2026 proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership on Form 5 filed with the SEC, including (i) the Form 4s filed by Mr. Wilkerson on May 4, 2026 and May 19, 2026; (ii) the Form 4 filed by Mr. Morris on May 18, 2026; and (iii) the Form 4 filed by Mr. Firestone on August 25, 2026.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and stockholders should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C.H. Robinson and RXO using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.